MCN INVESTMENT CORPORATION AND SUBSIDIARIES                         EXHIBIT 12-2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

                                          TWELVE MONTHS     TWELVE MONTHS       TWELVE MONTHS
                                              ENDED             ENDED               ENDED
                                          MARCH 31, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997
                                                              (RESTATED) *        (RESTATED) *
                                          --------------   -----------------   -----------------
EARNINGS AS DEFINED (1) (5)
Pre-tax income (2) (4)                      $(187,787)         $(170,668)         $  16,034
Fixed charges (3)                              43,689             41,340             27,571
                                            ---------          ---------          ---------

     Earnings as defined                    $(144,098)         $(129,328)         $  43,605
                                            =========          =========          =========

FIXED CHARGES AS DEFINED (1)(5)
Interest, expensed                          $  41,116          $  39,393          $  26,305
Interest, capitalized                           5,596              6,133              2,521
Amortization of debt discounts, premium
     and expense                                1,742              1,655              1,115
Interest implicit in rentals                      831                292                151
                                            ---------          ---------          ---------

     Fixed charges as defined               $  49,285          $  47,473          $  30,092
                                            =========          =========          =========

Ratio of Earnings to Fixed Charges                                                     1.45
                                                                                  =========

Coverage Deficiency (6) (7)                 $ 193,383          $ 176,801
                                            =========          =========
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*    Certain amounts have been restated primarily to record cost of gas expense, including trading losses, in the appropriate accounting periods as described in Note 2 to the Consolidated Financial Statements.

(1)  Earnings and fixed charges are defined and computed in accordance with Item
     503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN Investment and its majority-owned subsidiaries, (b) MCN Investment's share of pre-tax income of its 50%
     owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.

(4) In 1998, MCN Investment recorded two unusual charges, consisting of property write-downs and restructuring charges, totaling $141,872,000 pre-tax ($92,217,000 net of taxes).

(5) MCN has decided to sell its E&P properties and accordingly has classified this segment as a discontinued operation. Therefore, for purposes of calculating the Ratio of Earnings to Fixed Charges, E&P is excluded from the ratio for all periods presented.

(6) Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $176,801,000. The Ratio of Earnings to Fix Charges excluding unusual charges would have been .26.

(7) Earnings for the twelve-month period ended March 31, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $193,383,000. The amount of the coverage deficiency excluding unusual charges would have been $51,511,000.